Volaris announces resolutions of general extraordinary and general ordinary annual shareholders meetings

Mexico City, Mexico. April 21, 2023 – Volaris* (NYSE: VLRS and BMV: VOLAR), announces the resolutions of the general extraordinary and general ordinary annual shareholders meetings held on April 21, 2023.

The general extraordinary and general ordinary annual shareholders meeting of the Company authorized all the items of the agenda.

An English translation of the shareholders’ meetings resolutions summary, for courtesy purposes, are attached as an exhibit.

The information included in this report has not been audited and does not provide information on the company’s future performance. Volaris’ future performance depends on many factors. It cannot be inferred that any period’s performance or its comparison year over year will indicate a similar performance in the future.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 202 and its fleet from 4 to 120 aircraft. Volaris offers more than 550 daily flight segments on routes that connect 43 cities in Mexico and 28 cities in the United States, Central, and South America, with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fourteen consecutive years. For more information, please visit www.volaris.com.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Gabriela Fernández / gabriela.fernandez@volaris.com